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TEL 804 • 788 • 8200 FAX 804 • 788 • 8218 FILE NO: 55003.19
August 1, 2006
VIA EDGAR
Mr. Owen Pinkerton, Esq.
Mail Stop 4561
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Asset Capital Corporation, Inc. Registration Statement on Form S-11 Pre-Effective Amendment No. 5 filed on July 26, 2006 Registration No. 333-129087
Dear Mr. Pinkerton:

As counsel to Asset Capital Corporation, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 6 (“Amendment No. 6”) to the Company’s Registration Statement on Form S-11 (File No. 333-129087) (the “Registration Statement”), together with an exhibit, and the Company’s response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 31, 2006.

For convenience of reference, the Staff comment contained in your July 31, 2006 comment letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to each of you, Charito Mittelman, Steven Jacobs and Josh Forgione a courtesy copy of this letter and four courtesy copies of Amendment No. 6 filed by the Company on the date hereof, three copies of which have been marked to reflect changes made to Pre-Effective Amendment No. 5 to the Registration Statement filed with the Commission on July 26, 2006. The changes reflected in Amendment No. 6 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the

Mr. Owen Pinkerton, Esq.
August 1, 2006

Registration Statement. All page references in responses are to pages of the blacklined version of Amendment No. 6. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.
Our Business and Properties
Overview, page 75
1.	We note your disclosure of return on equity for your core-plus properties, value added properties and structured real estate investment for the quarter ended March 31, 2006. Please advise us how you considered the guidance Item 10(e) of Regulation S-K in evaluating whether this represents a non-GAAP financial measure subject to the applicable disclosure requirements of that item. In addition, please revise to specifically explain how this measure is computed and disclose which properties are included in the computation of each measure. For instance, we understand from our conference call on July 28, 2006 that only certain properties were included in the computation of return on equity for your core-plus properties.

RESPONSE: The Company has assessed the return on equity data that the Company added to the registration statement in Pre-Effective Amendment No. 5 in light of the Staff’s comment. The information was merely intended to illustrate the returns that the Company has achieved recently on certain of its asset types and was not intended to serve as a non-GAAP financial measure that investors should look to as an alternative to consolidated net income and operating cash flow in evaluating the operating performance of the Company as a whole. Moreover, the Company does not believe the return on equity data is material. Accordingly, the Company has deleted the information.
2.	If, in response to our comment above, you consider the financial measure return on equity to be a non-GAAP financial measure, please revise to include all of the disclosures required by Item 10(e) including, but not limited to, a reconciliation to the most directly comparable financial measure(s) calculated and presented in accordance with GAAP and how management uses this measure to evaluate its performance and why such a measure is useful to investors. If the measures used to compute this non-GAAP financial measure are not calculated and presented in accordance with GAAP, as we understand is the case, please also reconcile these amounts to the most comparable GAAP measure.

Mr. Owen Pinkerton, Esq.
August 1, 2006

RESPONSE: As indicated in the Company’s response to the Staff’s comment no. 1 above, the Company did not intend for the return on equity data to be a non-GAAP financial measure, does not consider the information to be material and has deleted the information.
3.	Notwithstanding our comments above, please further explain how you manage your business and whether you manage your business on the basis of your core-plus properties, value added properties and structured real estate investment. If so, please explain how you evaluated the criteria in paragraphs 10-24 of SFAS 131 in identifying your operating and reportable segments.
RESPONSE: The Company advises the Staff that it has one reportable segment under SFAS 131. Although each of the Company’s real estate investments meet the definition of an operating segment, the segments have similar economic characteristics and meet the aggregation criteria of paragraph 17 of SFAS 131. The Company has evaluated the criteria in paragraphs 10-24 of SFAS 131 as follows:
•	The executive management team, consisting of the Company’s Chief Executive Officer, Chief Investment Officer, Chief Operating Officer and Chief Financial Officer, collectively serves as its Chief Operating Decision Maker (“CODM”), as defined in paragraph 12 of SFAS 131. The CODM determines how to allocate resources and assesses the performance of each investment made by the Company.

•	The CODM is provided with internal financial and operating reports for each of the individual investments as well as in the aggregate. The Company considers each of its investments as a single operating segment, as defined in paragraph 10 of SFAS No. 131.

•	For financial reporting purposes, the Company believes that each of its operating segments meets the aggregation criteria of paragraph 17 of SFAS 131, because each operating segment has similar economic characteristics, as defined in paragraph 17 of SFAS No. 131. Each operating segment is a direct investment in the equity of a single asset entity that owns commercial real estate in the same geographic region.

•	With respect to operating characteristics, the services, production processes (where applicable), class of customer and distribution of service processes for each of our investments are substantially similar. Further, the long term financial performance is expected to be similar across the portfolio. While the return on the properties we discuss as value added investments is typically lower upon their acquisition, it is anticipated that these properties will have returns similar to the balance of the portfolio once their occupancies are stabilized.
Accordingly, the Company believes that aggregation into one reportable segment is consistent with the objectives and basic principles of SFAS 131.

Mr. Owen Pinkerton, Esq.
August 1, 2006

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (804) 788-7366.

Very truly yours, /s/ Daniel M. LeBey Daniel M. LeBey

cc:	Charito A. Mittelman, Esq. Steven Jacobs Josh Forgione Peter C. Minshall